# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Autolus Therapeutics plc, CIK 0001730463
CUSIP: 05280R100
Title of class of securities: ADSs, each representing one ordinary share, nominal value $0.000042 per share, and ordinary shares, nominal value $0.000042 per share
Address of issuer's principal executive offices: The Mediaworks, 191 Wood Lane, London, United Kingdom (X0), W12 7FP
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0001788137
Persons authorized to receive notices and communications: Scott Levi, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020-1095, 212 819 8320

## Reporting persons
- Renata Kellnerova: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,782,275; sole dispositive power 0; shared dispositive power 14,782,275; aggregate amount beneficially owned 14,782,275 (5.6% of the class)
- AMALAR HOLDING s.r.o.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,782,275; sole dispositive power 0; shared dispositive power 14,782,275; aggregate amount beneficially owned 14,782,275 (5.6% of the class)
- PPF Group a.s. (CIK 0001788137): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,782,275; sole dispositive power 0; shared dispositive power 14,782,275; aggregate amount beneficially owned 14,782,275 (5.6% of the class)
- PPF IM Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 14,782,275; sole dispositive power 0; shared dispositive power 14,782,275; aggregate amount beneficially owned 14,782,275 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: ADSs, each representing one ordinary share, nominal value $0.000042 per share, and ordinary shares, nominal value $0.000042 per share
Name of issuer: Autolus Therapeutics plc
Address of issuer's principal executive offices: The Mediaworks, 191 Wood Lane, London, United Kingdom (X0), W12 7FP

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated by replacing it with the following:

This Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): Renata Kellnerova, a citizen of the Czech Republic; AMALAR HOLDING s.r.o., a limited liability company organized under the laws of the Czech Republic ("Amalar"); PPF Group a.s., a joint stock company organized under the laws of the Czech Republic ("PPF Group"), which is the successor by cross-border conversion to PPF Group N.V., a public limited liability company formerly organized under the laws of the Netherlands; and PPF IM Ltd., a private limited liability company organized and existing under the laws of Cyprus ("PPF IM"). PPF IM is the sole shareholder of record of the Ordinary Shares reported herein. PPF IM is a wholly-owned subsidiary of PPF Group. Amalar is the majority shareholder of PPF Group. Mrs. Kellnerova, in her capacity as the majority owner of Amalar, has the ability to indirectly control the decisions of Amalar regarding the vote and disposition of securities held by Amalar, and as such may be deemed to have indirect beneficial ownership of the Ordinary Shares of the Issuer held by PPF IM.

Information regarding each director and officer of PPF IM (collectively, the "Covered Persons") is set forth in the attached Annex A and incorporated by reference.

The Reporting Persons have entered into a Joint Filing Agreement dated August 27, 2026, pursuant to Rule 13d-1(k) under the Act, a copy of which is attached hereto as Exhibit 99.1.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated by replacing it with the following:

The principal business address of Mrs. Kellnerova is c/o PPF Group a.s., Evropska 2690/17, 160 00 Prague 6, Czech Republic. The address of the principal office of Amalar is Evropska 2690/17, 160 00 Prague 6, Czech Republic. The address of the principal office of PPF Group is Evropska 2690/17, 160 00 Prague 6, Czech Republic. The address of the principal office of PPF IM is Stasinou, 6, The White Walls, Office 601, 1060 Nicosia, Cyprus. See Item 2(a) above for information regarding the Covered Persons.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Mrs. Kellnerova's principal occupation is her position as majority owner of Amalar. The principal business of Amalar is to act as a holding company for certain investments of Mrs. Kellnerova and her daughters. The principal business of PPF Group is investment in multiple market segments such as financial services, telecommunications, media, real estate, marine leisure, e-commerce, mobility and mechanical engineering and biotechnology in Europe, the United States and across Asia. The principal business of PPF IM is to act as a holding company for certain investments of PPF Group. See Item 2(a) above for information regarding the Covered Persons.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated by replacing it with the following:

None of the Reporting Persons, or to the best of their knowledge, any of the Covered Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated by replacing it with the following:

None of the Reporting Persons, or to the best of their knowledge, any of the Covered Persons, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated by replacing it with the following:

See Item 2(a) above and the cover pages of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The Ordinary Shares reported herein were transferred by PPF Biotech B.V. to PPF IM by way of an intercompany transfer among affiliated entities under common ultimate ownership and control as part of an internal reorganization of the PPF group of companies. The internal reorganization was completed on August 27, 2026. The shares were transferred internally at a price equal to the closing price of the Ordinary Shares on the date immediately preceding the applicable date of transfer, using the working capital of PPF IM. Otherwise, no funds were expended by PPF IM or PPF Group in connection with the acquisition of beneficial ownership of the Ordinary Shares reported herein as a result of such transfer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The transactions described in this Amendment No. 11 were undertaken solely to effect an internal reorganization of the PPF group of companies. Such transactions did not involve any change in the ultimate beneficial ownership of, or the ultimate voting or dispositive power over, the Ordinary Shares reported herein, and were not undertaken with any purpose of, or with the effect of, changing or influencing control of the Issuer. Other than as described herein, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated by replacing it with the following:

As of the date of this Amendment No. 11, PPF IM is the owner of record of 14,782,275 Ordinary Shares, representing approximately 5.6% of the outstanding Ordinary Shares (based on 266,162,540 shares outstanding as of August 10, 2026, as reported on the Issuer's quarterly report on Form 10-Q filed August 11, 2026). Each Reporting Person, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own such shares, and each disclaims beneficial ownership except to the extent of its respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated by replacing it with the following:

For information on the Reporting Persons' powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Schedule 13D/A.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Except for the intercompany transfer of the Ordinary Shares described in Item 2 and Item 3 above, there have been no transactions by the Reporting Persons in the Ordinary Shares effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated by replacing it with the following:

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to replace Exhibit 99.1 and to add Exhibit 99.4 as follows:

Exhibit 99.1 -- Amended and Restated Joint Filing Agreement.
Exhibit 99.4 -- Power of Attorney of PPF IM.

## Signatures
- Renata Kellnerova: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (08/28/2026)
- AMALAR HOLDING s.r.o.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (08/28/2026)
- PPF Group a.s.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (08/28/2026)
- PPF IM Ltd.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (08/28/2026)